Investor Relations:     1-858-668-1808

                                     info@thunderbirdgaming.com

2004 SECOND QUARTER REPORT

for the six months ended June 30, 2004

MESSAGE TO OUR SHAREHOLDERS

ON 2004 SECOND QUARTER RESULTS

International Thunderbird Gaming Corporation (CNQ - ITGC.U) announces its financial results for the second quarter ended June 30, 2004. All figures are in US dollars.

Revenues from continuing operations for the second quarter of 2004 were $6.3 million, an increase of 21% over 2003 revenues from continuing operations of $5.2 million for the same period. The Company's 50% interest in Costa Rica contributed revenues of $543 thousand for the quarter. The Costa Rica operations began in Q4 2003 and had no impact on the Company's revenue performance in Q2 2003. Revenue growth from existing operations with comparable performance, quarter over quarter, was 10%. This increase in revenue from continuing operations is very encouraging and is the result of greater market share in Panama and the addition of operations in Costa Rica. Net income for the quarter was $610 thousand compared to $684 thousand in 2003 for the same period. The income for the current period stems from ongoing continuing operations and was impacted $180 thousand collectively by continuing development efforts in Chile and NAFTA expenses in Mexico. Additionally, the comparable results of Q2 2003 included a one-time gain of $311 thousand. The earnings per share for the quarter were $0.03 compared to $0.03 per share for the same period in 2003. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), before the impact of one-time items, of $1.7 million for the quarter compared to $1.2 million for the same period in 2003. The Company's working capital deficiency continues to improve, as the working capital deficiency decreased from $815 thousand at December 31, 2003 to $358 thousand at June 30, 2004.

In Panama, 2004 revenues posted an 8.7% gain for the quarter compared to the same period last year. Earnings for the quarter in Panama increased dramatically following the operations return to its normal marketing and promotional expenses. In Guatemala, revenues for the second quarter increased 4.4% over the same period in 2003, benefiting from an average of 27 more machines during the respective period. In Nicaragua, the two casinos generated strong revenues of $1.8 million for the quarter, similar to its performance in Q2 2003. In local currency, Nicaragua revenues for the quarter grew 17% over the same period in 2003. However, the impact of foreign exchange created a constant US dollar performance. The Company's 21% interest in the operation has contributed $136 thousand to the six months profit of the Company, $28 thousand of which was recorded in the second quarter. In Venezuela, the operation continues to generate record revenues in its local currency. Buoyed by a record revenue month in June 2004, revenues grew 54% in the quarter over the same period in 2003. The entity posted operating profit of $557 thousand for the quarter, before the impact of foreign exchange, and continues to meet its operating obligations. For the six months ended June 30, 2004, the operations posted net income of $84 thousand, including foreign exchange. The Company is pleased that construction of the "Events Center" at the Intercontinental Hotel in Puerto Ordaz has been completed. This "Events Center" is an added boost to attracting patrons into the Fiesta Casino.

NAFTA Proceedings:

The Company filed its final brief in the NAFTA arbitration on August 2, 2004. The matter is now fully submitted to the three member arbitration tribunal. A decision on the case is expected sometime in the fall of this year.

Update on Future Development:

Chile: The Company's development efforts in Chile continue to advance. Two "Site Development Agreements" have been signed and two more are in advanced stages. All projects are supported by significant business development to assure that we are positioned to submit strong public bids for the four markets. In addition, the Company is negotiating financing for these projects, which may include significant additional infrastructure such as hotels, event centers and other tourism-focused infrastructure and services. As stated in previous releases, the law is currently in the last committee in the Senate and passage is expected this year, with bids in Q1 or Q2 2005.

Nicaragua: Construction has begun on a new Pharaohs Casino at the Camino Real Hotel near the International airport in Managua. The Camino Real is a 150 room luxury hotel with convention facilities, spa and extensive parking. The hotel is operated by Grupo Imperial, the operator of all Princess Hotels in Central America. It is approximately 1200 m2 and is expected to be completed in December 2004. Planned gaming positions include 144 machines and 56 table game positions. The ten year lease includes the option to purchase the entire hotel property. The casino structure fronts the Pan American Highway at the northern entrance of a newly constructed four lane freeway. The property is located within one mile of the Managua International Airport and the largest free trade zone in Nicaragua employing over 35,000 people. Over 4,000 existing customers live within two miles of this new facility. This important geographical addition will continue to strengthen the Local Company's market position in Nicaragua.

Costa Rica: The Company's 50% interest in its Costa Rica operations now includes 2 casinos and a slot route. July 2004 marked the first full month of revenues from all 3 operations, which collectively have 68 table positions and 345 slot positions. Since initial operations began on October 1, 2003, revenues for the 10 months through July 31, 2004, totaled nearly $2 million. Revenues in the first month of operation were $106 thousand. The operations generated revenues of $396 thousand in July. The Company completed financing of $4.7 million for development of a new gaming opportunity in Costa Rica (Fiesta Casino Alajuela). Two other small Casino projects are also under negotiation. The Alajuela Casino will be located within walking distance from the San Jose, Costa Rica International Airport on the Hampton Inn property. The Fiesta Casino Alajuela project is designed to be Thunderbird's flagship operation in Costa Rica, and to be the premier casino project in San Jose. It is adjacent to two Hampton Inn hotels (combined 200 rooms) and will be the closest casino to over 800,000 Costa Ricans, most of whom are middle to upper class. The Alajuela Casino will have 950m2 of gaming space with 200 machines and 84 table positions. The casino project will have a Denny's Restaurant, a U.S. chain restaurant that has proven to be very popular in Costa Rica. A Thunderbird themed bar and restaurant will also be incorporated into the project.

Philippines: In 1997, the Company began development and operation in the Latin American gaming market. Thunderbird is now the co-owner and operator of twelve profitable, fully-licensed gaming businesses located in five Latin American countries (Costa Rica, Guatemala, Nicaragua, Panama and Venezuela). Four additional projects are in development. Strong growth is planned in Latin America in the next five years for the Company. Now, eight years later, the Company has positioned itself to enter the South East Asian gaming market. The Company has signed a conditional letter of intent to develop, own and operate a casino in Manila through a license issued to a local Company by the gaming authorities, the Philippine Amusement and Gaming Corporation ("PAGCOR"). The license is the first issued by the gaming authority to a private company allowing both local and international play at a casino operated by a non-governmental entity. The project will be known as "Fiesta Casino Manila". The existing local market Philippines casinos are operated by the state owned PAGCOR, which is widely recognized as transparent and professionally operated. It will regulate and monitor the business of Fiesta Casino Manila. Fiesta Casino Manila is located in a new Special Economic Zone (SEZ). A SEZ is required for obtaining a private casino license. This approximate 26 hectare SEZ borders an 18-hole golf course, which is already developed and successful. It contains a 43-room hotel resort which will be remodeled and expanded into a hotel and Casino. This development requires $7.5 million to refurbish the hotel and to build the casino. Thunderbird will loan approximately $7.5 million secured against the SEZ real estate appraised at $17 million. Loan terms are to be negotiated. Thunderbird will receive approximately 50% of the shares of the real estate company, which owns all the SEZ, and 60% of the shares of the Casino operating company.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell

President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. The Q2 interim financial statements have not been reviewed by the Company's auditor, Davidson & Company, Chartered Accountants. The Q2 interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2004 AND RECENT DEVELOPMENTS

A.     Selected Consolidated Financial Information. The tables set out below set forth selected consolidated financial data. Such data is derived from the unaudited interim consolidated financial statements of the Company for the period ended June 30, 2004.

The selected financial data should be read in conjunction with the unaudited interim Consolidated Financial Statements of the Company and the Notes thereto. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

For the Six months ended June 30:	2004	2003
Revenue	11,926	10,362
Net income	963	1,360
Earnings per share - basic & fully diluted	0.04	0.04

For the Period as at:	June 30, 2004	December 31, 2003
End of period working capital (deficiency)	(358)	(815)
Total assets	18,444	16,998
Long term debt (2)	5,038	4,985
Total liabilities	12,615	12,201
Share capital (3)	21,288	21,266
Foreign exchange adjustment	(420)	(415)
Deficit	(15,305)	(16,268)

  Under Canadian GAAP.

  Excludes the current portion of the long-term debt.

  The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4	2002 Q3
Revenue	6,316	5,610	5,989	5,435	5,231	5,131	5,306	4,252
Income (loss) from continuing operations	610	353	989	704	684	676	450	(63)
Net income (loss)	610	353	989	704	684	676	469	(74)
Earnings (loss) per share - basic	0.03	0.01	0.04	0.03	0.03	0.03	0.02	Nil
Earnings (loss) per share - diluted	0.03	0.01	0.03	0.02	0.03	0.03	0.02	Nil

B.     Comparison of Results of Operations - Quarter ended June 30, 2004 Compared to Quarter Ended June 30, 2003.

Revenues from continuing operations for the second quarter of 2004 were $6.3 million, an increase of 21% over 2003 revenues from continuing operations of $5.2 million for the same period. The Company's 50% interest in Costa Rica contributed revenues of $543 thousand for the quarter. The Costa Rica operations began in Q4 2003 and had no impact on the Company's revenue performance in Q2 2003. Revenue growth from existing operations with comparable performance, quarter over quarter, was 10%. This increase in revenue from continuing operations is very encouraging and is the result of greater market share in Panama and the addition of operations in Costa Rica. In Panama, 2004 revenues posted an 8.7% gain for the quarter compared to the same period last year. In Guatemala, local revenues for the second quarter increased 4.4% over the same period in 2003, benefiting from an average of 27 more machines during the respective period. However, incorporating the impact of foreign exchange, the effective impact to the Company's consolidated operations was a modest 1% increase. Revenues for the 2003 period were generated with 255 machines versus an average of 282 machines in Q2 2004. Also included in revenues are the sales associated with the Fiesta Cafe in Guatemala. The Cafe opened in Q3 2003 and there are no comparable Q2 revenues for the $101 thousand generated in 2004.

Costs of sales increased $263 thousand for the quarter compared to the same period in 2003. This is due primarily to the addition of Costa Rica, as well as increased customer relations expense associated with increased revenue performance in Panama. The costs associated with revenues in Guatemala's Fiesta Cafe also contributed to the increase.

General and administrative costs increased $325 thousand for the quarter compared to the same period in 2003. Costa Rica accounted for more than $300 thousand of general expenses for the quarter. The Company did not have its Costa Rica operations in Q2 2003. Panama's administrative costs were only slightly elevated during Q2 compared to its 2003 performance. Advertising costs were 42% higher when comparing the current quarter to the same period last year. However, the same costs are 38% less than Q1 2004. In Guatemala, the Company is paying additional rent expense related to the expansion for the Fiesta Cafe.

The Company recorded development costs of $91 thousand in Q2 2004 compared to $106 thousand in Q2 2003. The current period costs relate primarily to the Company's ongoing development in Chile. The development costs in Q2 2003 are related to the addition of the Decameron Beach Hotel property in Panama, which opened in April 2003.

In Nicaragua, the two casinos generated strong revenues of $1.8 million for the quarter, similar to its performance in Q2 2003. In local currency, Nicaragua revenues for the quarter grew 17% over the same period in 2003. However, the impact of foreign exchange created a constant US dollar performance. The Company's 21% interest in the operation has contributed $136 thousand to the six months profit of the Company, $28 thousand of which was recorded in the second quarter. The Company deferred until Q3 2003 recording its Q2 2003 results, and accordingly, the comparable results of the Company's interest are not demonstrated in this presentation.

In Venezuela, the operation continues to generate record revenues in its local currency. Buoyed by a record revenue month in June 2004, revenues grew 54% in the quarter over the same period in 2003. The entity posted operating profit of $557 thousand for the quarter, before the impact of foreign exchange, and continues to meet its operating obligations. For the six months ended June 30, 2004, the operations posted net income of $84 thousand, including foreign exchange. The Company has not recorded in its 2003 or 2004 results any amounts related to Fiesta Casino's operating performance, as management believes the carrying value of its investment is appropriate, if not conservative. The Company evaluates and assesses its investment on a regular basis.

The Company has also paid its share of the costs involving the NAFTA claim against the government of Mexico. The amount of $76 thousand was expensed in Q2 2004, and the Company does not anticipate any significant additional cash requirements for this effort, pending the decision of the arbitrators. The Company spent $4 thousand in Q2 2003 towards the NAFTA efforts.

Net income for the quarter was $610 thousand compared to $684 thousand in 2003 for the same period. The income for the current period stems from ongoing continuing operations and was impacted $180 thousand collectively by continuing development efforts in Chile and NAFTA expenses in Mexico. Additionally, the comparable results of Q2 2003 included a one-time gain of $311 thousand, related to the Company's successful net recovery from Spotlight. Earnings for the quarter in Panama increased dramatically following the operations return to its normal marketing and promotional expenses. The Company's 50% interest in Panama's net income for the quarter amounted to $475 thousand compared to $319 thousand for the same period in 2003. Panama's Q2 2003 results included the impact of project development charges for the Decameron Hotel property, which opened in April 2003. The Company's operation in Guatemala produced net income of $285 thousand for the second quarter of 2004, compared to $377 thousand for the same period in 2003. Part of the decrease is related to the extra rent costs associated with the expansion and a smaller portion is related to the strengthening of the quetzal against the dollar. The Company's Costa Rica operation, which has 68 table positions and 345 slot positions, generated a profit of $118 thousand for the quarter, of which 50% is consolidated by the Company.

The earnings per share for the quarter were $0.03 compared to $0.03 per share for the same period in 2003. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), before the impact of one-time items, of $1.7 million for the quarter compared to $1.2 million for the same period in 2003.

C.     Comparison of Results of Operations - Six months ended June 30, 2004 Compared to Six Months Ended June 30, 2003.

Revenues from continuing operations for the first six months of 2004 were $11.9 million, an increase of 15% over 2003 revenues from continuing operations of $10.4 million for the same period. In Panama, 2004 revenues for casinos with comparable 2003 results posted modest growth of 2.2% for six months. Revenues for the Decameron Beach Hotel property began in April 2003. In Guatemala, local revenues for the first six months increased 7% over the same period in 2003. During the last half of 2003, there was a steady introduction of an additional 27 machines to the facility. The new machines plus the presence of the Fiesta Cafe since July 2003 have had a positive impact on the operations. The Salon now operates with a total of 283 machines. In Costa Rica, where the Company began operations in October 2003, revenues of $1.6 million were generated over the six month period in 2004. The operation, which has since grown to 68 table positions and 345 slot positions, recorded revenues of $396 thousand in the month of July 2004. The Company includes its 50% interest proportionately in the consolidated financials.

General and administrative expenses are $1.1 million higher than the comparable period in 2003. The Company's 50% interest in Costa Rica accounts for $568 thousand of the increase, as the operation did not commence until October 2003. Consequently, there are no comparable expenses for the period. In addition, Panama spent $542 thousand in marketing and promotional costs during Q1 2004, which represented an increase of over $300,000 for the same period in 2003. This amount was invested to counteract a dramatic increase in competition in the Panama market resulting from an approximate 60% increase in product in the market in the quarter. The expenses were scaled back closer to more normal levels during Q2 2004. In Guatemala, the Company signed a new contract effective March 2003, whereby the Company receives 65% of revenues and 100% responsibility for all of the expenses. Prior to March, the contract arrangement allowed a sharing of operating expenses with the Company's local partner. As a result of the new contract, there was an overall increase in expenses, which was offset by a similar increase in how the Company reported its Guatemala revenues. Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of operations using the fair value based method of accounting. During the 1st quarter 2004, the Company included in its general and administrative expense a charge of $68 thousand related to options issued in the period. There was no such expense for Q2 2004. The Company recorded at the end of 2003 its charges related to compensation expense for the year, and accordingly, there is no comparable amount through June 2003.

The Company recorded development costs of $166 thousand through six months in 2004 compared to $259 thousand in 2003. The current period costs relate primarily to the Company's ongoing development in Chile. The development costs in 2003 related primarily to the new Decameron Beach Hotel property in Panama, which opened in April 2003. There were also some costs related to the Company's 2003 development efforts in Costa Rica.

The Company completed its commitment for its share of the costs involving the NAFTA claim against the government of Mexico. The Company funded a total of $152 thousand during the first six months of 2004 and does not anticipate any significant additional cash requirements for this effort, pending the decision of the arbitrators.

In Nicaragua, the two casinos generated revenues of $3.8 million for the six months. The Company reflects in the statement of operations its 20.54% interest as equity gain in equity investments. Buoyed by the strength of its revenue performance, the Company is able to report a net equity gain of $128 thousand for the period. The Company deferred to Q3 2003 the recording of the results of operation for the first 4 months of the merged entities, and accordingly, there are no comparable results of the Company's interest demonstrated in this presentation.

Net income for the period was $1.0 million compared to $1.4 million in 2003 for the same period. The income for the current period stems from ongoing continuing operations and was impacted by development efforts, NAFTA expenses and extraordinary promotional costs in Panama.

For the first six months of 2004, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), before the impact of one-time gains, of $2.9 million or $0.12 per share, compared to $3.0 million or $0.12 per share for the same period in 2003. Earnings per share from continuing operations were $0.04 in 2004 compared to $0.06 in 2003.

D.     Capital Resources and Liquidity

Cash provided by continuing operations increased to $1.6 million for the quarter ended June 30, 2004, compared to cash provision of $1.1 million for the same period in 2003. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in Panama and Costa Rica and its Guatemalan revenue sharing arrangements. The Costa Rica operations did not impact cash flows in the comparable 2003 period. Cash and cash equivalents increased to $2.3 million at June 30, 2004 from $1.3 million at March 31, 2004. In addition to funding $76 thousand for its share of the legal fees related to NAFTA, the Company expended $684 thousand on capital expenditures, primarily in Panama.

The working capital deficiency of $492 thousand at March 31, 2004, has been further reduced to $358 thousand at June 30, 2004. Total long-term debt and capital lease obligations at June 30, 2004, were $5.0 million, reflecting an increase of $0.3 million since March 31, 2004. The increase was the result of new financing for the expansion of the Colon property in Panama.

The Company received $24 thousand in dividends during the quarter for its interest in Nicaragua. For the comparable period in 2003, the Company received $16 thousand in dividends from Nicaragua.

Cash provided by continuing operations was $1.2 million for the six months ended June 30, 2004, which was the same amount for the comparable six month period in 2003. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in Panama and Costa Rica and its Guatemalan revenue sharing arrangements. The Costa Rica operations did not impact cash flows in the comparable 2003 period. Cash and cash equivalents increased to $2.3 million at June 30, 2004, from $2.2 million at December 31, 2003. In addition to funding its development efforts and its share of legal expenses related to NAFTA, the Company has expended $1.2 million on capital expenditures, primarily related to expansion efforts of Panama's Colon property. The working capital deficiency of $815 thousand at the end of 2003 has been reduced to $358 thousand at June 30, 2004. Total long-term debt and capital lease obligations at June 30, 2004, were $5.0 million, reflecting the same level as at December 31, 2003.

The Company raised $22 thousand during the first six months of 2004, all in the 1st quarter, by way of issuance of shares on exercise of options.

The Company received $50 thousand in dividends during the six months period for its interest in Nicaragua. For the comparable period in 2003, the Company received $16 thousand in dividends from Nicaragua.

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable and recoverable. The Company currently does not plan to raise capital by the issuance of shares in the near future.

The Company intends to fund its development projects primarily via private investors. However, other resources, such as commercial bank loans, will be used when and where available.

As of June 30, 2004, the Company had outstanding share options exercisable for up to 2,544,876 common shares at prices ranging from CDN$0.08 to CDN$1.19 per share. If all share options are exercised, to which no assurance can be given, 2,544,876 common shares would be issued generating proceeds of approximately CDN$1.0 million.

E.     Effect of Recent Developments on Operations

1.     Costa Rica. The Company's 50% interest in its Costa Rica operations now includes 2 casinos and a slot route. July 2004 marked the first full month of revenues from all 3 operations, which collectively have 68 table positions and 345 slot positions. Since initial operations began on October 1, 2003, revenues for the 10 months through July 31, 2004, totaled nearly $2 million. Revenues in the first month of operation were $106 thousand. The operations generated revenues of $396 thousand in July. The Company completed financing of $4.7 million for development of a new gaming opportunity in Costa Rica (Fiesta Casino Alajuela). Two other small Casino projects are also under negotiation. The Company anticipates completing the Fiesta Casino Alajuela project in late Q1 2005.

2.     Mexico. The Company filed its final brief in the NAFTA arbitration on August 2, 2004. The matter is now fully submitted to the three member arbitration tribunal. A decision on the case is expected sometime in the fall of this year. Throughout the process, the Company contributed approximately $200,000 of "in kind services" toward the legal effort through utilization of management time consisting of in house legal and accounting work. In addition, by the conclusion of the case, the Company and its investors will have contributed $618,000 of cash for outside legal fees, tribunal fees and miscellaneous costs. The Company's portion of this cash contribution is $263,000, of which $76 thousand was expensed in each of the 2004 quarters, for a six month total of $152 thousand.

3.     Chile. The Company's development efforts in Chile continue to advance. Two "Site Development Agreements" have been signed and two more are in advanced stages. All projects are supported by significant business development to assure that we are positioned to submit strong public bids for the four markets. In addition, the Company is negotiating financing for these projects, which may include significant additional infrastructure such as hotels, event centers and other tourism-focused infrastructure and services. The law is currently in the last committee in the Senate and passage is expected this year, with bids in Q1 or Q2 2005. As of June 30, 2004, costs associated with this development have totaled $484 thousand. The Company expensed its 50% interest, of which $112 thousand is included in the 2004 results.

4.     Panama. A remodel and expansion of the property in Colon, Panama was completed during the first six months of 2004. The expansion included a larger bar area and the addition of 30 machine positions.

5.     Nicaragua. Construction has begun on a new Pharaohs Casino at the Camino Real Hotel near the International airport in Managua. The Camino Real is a 150 room luxury hotel with convention facilities, spa and extensive parking. The hotel is operated by Grupo Imperial, the operator of all Princess Hotels in Central America. It is approximately 1200 m2 and is expected to be completed in December 2004. Planned gaming positions include 144 machines and 56 table game positions. The ten year lease includes the option to purchase the entire hotel property. The Company has a 21% equity interest in Nicaragua and records its investment using the equity method, whereby it includes its share of the entity's profits (or loss, when applicable) on the "equity in equity investees" line in the statement of operations. As the profits of the Nicaragua operations grow, the performance will enhance the Company's bottom line.

Caution: This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include political and economical concerns adversely impacting the Company's ability to conduct its operations in certain developing countries, market conditions, foreign exchange exposure, competitive and political intervention and unforeseen difficulties that could affect revenues and costs.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

	June 30, 2004	December 31, 2003

ASSETS

Current assets
Cash and cash equivalents	$ 2,288	$ 2,150
Accounts receivable less allowance for doubtful accounts of $Nil (2003 - $Nil)	3,068	2,614
Prepaid expenses and supplies	822	551
Current portion of amounts receivable	334	307

Total current assets	6,512	5,622

Restricted cash	934	943
Amounts receivable less allowance for doubtful accounts of $Nil (2003 - $Nil) (Note 4)	597	742
Investments in and advances to equity investees (Note 5)	1,700	1,665
Property and equipment	6,515	6,161
Other assets	2,186	1,865

Total assets	$ 18,444	$ 16,998

- continued -

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

	June 30, 2004	December 31, 2003
Continued

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 4,659	$ 4,234
Income taxes payable	422	512
Current portion of capital lease obligations	16	8
Current portion of loans payable	1,624	1,464
Current portion of other payables	149	219

Total current liabilities	6,870	6,437

Capital lease obligations	29	7
Loans payable	4,170	4,312
Other payables (Note 6)	839	666
Future income taxes	707	779

Total liabilities	12,615	12,201

Non-controlling interest	138	149

Shareholders' equity
Share capital	21,288	21,266
Contributed surplus	128	65
Deficit	(15,305)	(16,268)
Foreign exchange adjustment	(420)	(415)

Total shareholders' equity	5,691	4,648

Total liabilities and shareholders' equity	$ 18,444	$ 16,998

Nature of operations (Note 1)

On behalf of the Board:

	Director	Director

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in thousands of United States Dollars)

	Six Months ended June 30,		Three Months ended June 30,
	2004	2003	2004	2003

REVENUE
Gaming operations	$ 11,926	$ 10,362	$ 6,316	$ 5,231

COSTS AND EXPENSES
Gaming operations	4,368	3,731	2,235	1,972
General and administrative	4,468	3,384	2,252	1,927
Project development	166	259	91	106
Amortization	897	943	461	456
Financing costs	486	521	251	186
Recovery of amounts receivable previously written down	-	(311)	-	(311)
Equity (gain) loss in equity investees and write-down of equity investment (Note 5)	20	(50)	87	4

	10,405	8,477	5,377	4,340

Income before income taxes	1,521	1,885	939	891

Income taxes
Current	428	434	266	171
Future	100	80	63	36

	528	514	329	207

Income from continuing operations before non-controlling interest	993	1,371	610	684
Non-controlling interest	30	11	-	-

Net income for the period	963	1,360	610	684
Deficit, beginning of year	(16,268)	(19,645)	(15,915)	(19,716)

Deficit, end of year	$ (15,305)	$ (18,285)	$ (15,305)	$ (19,032)

Basic earnings per share (Note 7)	$ 0.04	$ 0.06	$ 0.03	$ 0.03

Diluted earnings per share (Note 7)	$ 0.04	$ 0.06	$ 0.03	$ 0.03

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTEIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	Six Months ended June 30,		Three Months ended June 30,
	2004	2003	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations	$ 963	$ 1,360	$ 610	$ 684
Items not affecting cash:
Amortization	897	943	461	456
Equity (gain) loss in equity investments	20	(50)	87	4
Future income taxes	100	80	63	36
Non-controlling interest	30	11	-	-
Other	26	(198)	(33)	(114)

Changes in non-cash working capital items:
Decrease (increase) in accounts receivable	(455)	161	(145)	(587)
Decrease (increase) in inventories and prepaid expenses	(638)	(104)	(223)	181
Increase (decrease) in accounts payable and accrued liabilities	358	(894)	796	361
Decrease in income taxes payable	(90)	(84)	(27)	(53)
Increase (decrease) in other liabilities	(10)	28	(4)	99

Continuing operations	1,201	1,253	1,585	1,067
Discontinued operations	-	(9)	-	-

Net cash provided by operating activities	1,201	1,244	1,585	1,067

CASH FLOWS FROM INVESTING ACTIVITIES
Loans receivable, net	118	65	76	8
Expenditures on capital assets, net	(1,207)	(351)	(684)	(150)
Investment in and advances to equity investees (Note 5)	(55)	(305)	(51)	44
(Increase) decrease in restricted cash	9	(18)	(50)	(135)
(Increase) decrease in other assets	2	12	(2)	6

Net cash used in investing activities	(1,133)	(597)	(711)	(227)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of common shares	22	4	-	4
Loans payable	729	3,206	399	87
Repayment of loans and leases payable	(681)	(3,339)	(267)	(593)

Net cash provided by financing activities	70	(129)	132	(502)

- continued -

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	Six Months ended June 30,		Three Months ended June 30,
	2004	2003	2004	2003
Continued

Change in cash and cash equivalents during the period	138	518	1,006	338

Cash and cash equivalents, beginning of period	2,150	1,162	1,282	1,342

Cash and cash equivalents, end of period	$ 2,288	$ 1,680	$ 2,288	$ 1,680

Supplemental disclosure with respect to cash flows:
Interest paid	$ 456	$ 650	$ 235	$ 187
Income taxes paid	690	646	461	352

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

SIX MONTHS ENDED JUNE 30, 2004

1.     NATURE OF OPERATIONS

International Thunderbird Gaming Corporations' ("The Company") primary business activity is the provision of services to the gaming industry located in the Republic of Panama, Guatemala, Nicaragua, Venezuela and Costa Rica. The Company currently manages twelve casinos in these locations.

2.     BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.     MERGERS AND PARTNERSHIPS

In March, 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell Limited, S.A.. The Company owns a net 20.54% equity interest in the merged entity, which is reflected at 26% with a 5.46% non-controlling, minority interest. In October 2003, the Company entered into a 50/50 partnership with local investors and obtained a lease and license to operate a casino at El Presidente Hotel in downtown San Jose.

4.     AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	June 30, 2004	December 31, 2003

Apuestas Continentales, S.A.	$ 408	$ 408
The Fantasy Group S.A.	206	217
Hopland Band of Pomo Indians	280	388
Other	37	36

	931	1,049
Current portion of amounts receivable	(334)	(307)

	$ 597	$ 742

INTERNATIONAL INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

SIX MONTHS ENDED JUNE 30, 2004

5.     INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

Through its equity investments, the Company manages operations at one gaming operation in Venezuela, previously managed operations in various skill game locations in Mexico, and jointly manages operations in two casinos in Nicaragua. The equity investments of the Company and the Company's share of income (loss) from these investments are as follows:
	June 30, 2004				December 31, 2003
	Nicaragua	Mexico	Venezuela	Total	Nicaragua	Mexico	Venezuela	Total

Investment and advances	$ 511	$ 1,623	$ 2,386	$ 4,520	$ 610	$ 1,458	$ 2,397	$ 4,465

Gain (loss / write-down) of
equity investment	447	(1,623)	(1,644)	(2,820)	302	(1,458)	(1,644)	(2,800)

	$ 958	$ -	$ 742	$ 1,700	$ 912	$ -	$ 753	$ 1,665

6.     OTHER PAYABLES

	June 30, 2004	December 31, 2003

Support Consultants, Inc.	$ 64	$ 104
Former directors and former associated companies	378	408
Other	546	373

	988	885
Current portion of other payables	(149)	(219)

	$ 839	$ 666

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

SIX MONTHS ENDED JUNE 30, 2004

7.     EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:
	June 30, 2004 (000's)	June 30, 2003 (000's)

Weighted average shares used in computation of basic earnings per share	24,487	23,519

Effect of diluted securities
Stock options and warrants	2,767	11

Weighted average shares used in computation of diluted earnings per share	27,254	23,530

Net income for the period	$ 963	$ 1,360

8.     SEGMENTED INFORMATION

Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments.

Six months ended June 30, 2004	Panama Gaming	Guatemala Operations	Corporate And Other	Total

External revenue	$ 9,054	$ 1,959	$ 913	$ 11,926
Amortization	752	64	81	897
Income tax expense	411	117	-	528
Net income (loss) from continuing operations	717	618	(372)	963
Segment assets	10,146	537	7,761	18,444

Six months ended June 30, 2003	Panama Gaming	Guatemala Operations	Corporate And Other	Total

External revenue	$ 8,682	$ 1,415	$ 265	$ 10,362
Amortization	829	34	80	943
Income tax expense	421	87	6	514
Net income (loss) from continuing operations	897	709	(246)	1,360
Segment assets	8,236	662	5,171	14,069

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

SIX MONTHS ENDED JUNE 30, 2004

8.     SEGMENTED INFORMATION (cont'd)

Three months ended June 30, 2004	Panama Operations	Guatemala Operations	Corporate And Other	Total

External revenue	$ 4,717	$ 1,002	$ 597	$ 6,316
Amortization	383	33	45	461
Income tax expense	258	71	-	329
Net income (loss) from continuing operations	475	285	(150)	610

Three months ended June 30, 2003	Panama Operations	Guatemala Operations	Corporate And Other	Total

External revenue	$ 4,340	$ 892	$ (1)	$ 5,231
Amortization	414	12	30	456
Income tax expense	162	44	1	207
Net income (loss) from continuing operations	319	377	(12)	684

Geographic information as at June 30, 2004:

	Panama	Guatemala	United States	Other	Total

Revenue	$ 9,054	$ 1,959	$ -	$ 913	$ 11,926
Property and equipment	5,407	283	95	730	6,515

Geographic information as at June 30, 2003:
	Panama	Guatemala	United States	Other	Total

Revenue	$ 8,682	$ 1,415	$ -	$ 265	$ 10,362
Property and equipment	5,221	94	129	-	5,444

NTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

SIX MONTHS ENDED JUNE 30, 2004

9.     SUBSEQUENT EVENTS

Philippines: The Company has signed a conditional letter of intent to develop, own and operate a casino in Manila through a license issued to a local Company by the gaming authorities, the Philippine Amusement and Gaming Corporation ("PAGCOR"). The license is the first issued by the gaming authority to a private company allowing both local and international play at a casino operated by a non-governmental entity. The project will be known as "Fiesta Casino Manila". Fiesta Casino Manila is located in a new Special Economic Zone (SEZ). A SEZ is required for obtaining a private casino license. This approximate 26 hectare SEZ borders an 18-hole golf course, which is already developed and successful. It contains a 43-room hotel resort which will be remodeled and expanded into a hotel and Casino. This development requires $7.5 million to refurbish the hotel and to build the casino. Thunderbird will loan approximately $7.5 million secured against the SEZ real estate appraised at $17 million. Loan terms are to be negotiated. Thunderbird will receive approximately 50% of the shares of the real estate company, which owns all the SEZ, and 60% of the shares of the Casino operating company

10.     COMPARATIVE FIGURES

The comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

These interim financial statements have not been reviewed by the Company's auditor, Davidson & Company, Chartered Accountants. These interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada.

CEO & CFO Certification:

Pursuant to the applicable Canadian requirement, effective with the first quarterly filings in 2004, we the undersigned, collectively and individually, do hereby certify that to the best of our respective knowledge, these unaudited interim financial statements, as well as the associated MD&A, together with documents incorporated by reference, do not contain misrepresentation and fairly present in all material respects the Company's financial condition, results of operations and cash flows as of and for the periods presented in the filing.

_______________________________________ Jack R. Mitchell CEO & President	_______________________________________ Booker T. Copeland III CFO & Corporate Secretary

CORPORATE OFFICE

12155 Dearborn Place

Poway, California 92064 USA

Tel: (858) 668-1808

Fax: (858) 668-1722

THUNDERBIRD PANAMA Calle Alberto Navarro, El Cangrejo Apartado 87-0558 Zona 7 Panama City, Panama Republic of Panama Tel: (507) 223-1234 Fax: (507) 223-0864	THUNDERBIRD DE GUATEMALA, S.A. 14 Calle 3-51 Zona Edificio Murano Center Nivel 6 Oficina 603 Guatemala City, Guatemala Central America Tel: (502) 366-6096 Fax: (502) 366-6074
FIESTA CASINO GUAYANA Avenida las Americas Torre Loreto, P.H. Puerto Ordaz, Estado Bolivar Venezuela	BUENA ESPERANZA LIMITADA, S.A. Hotel Intercontinental Managua Octava Calle Suroeste No. 101 P.O. Box 3278 Managua, Nicaragua
THUNDERBIRD DE COSTA RICA 100 Meters West and 400 Meters North of ICE Sabana P.O. Box 440-1100 San Jose, Costa Rica Tel: (506) 220-1079 Fax: (506) 290-7261	AUDITORS Davidson & Company 1200-609 Granville Street P.O. Box 10372, Pacific Centre Vancouver, BC V7Y 1G6 Canada
TRANSFER AGENT Pacific Corporate Trust Co. 625 Howe Street, 10th Floor Vancouver, BC V6C 3B8 Canada

OFFICERS

Jack R. Mitchell, President & CEO

Clay Hardin, VP, Gaming Operations

Booker T. Copeland III, CFO and Corp Secretary

Albert W. Atallah, General Counsel and COO

CAPITALIZATION

Common Shares Issued:

24,511,687 (as of August 9, 2004)

DIRECTORS Jack R. Mitchell Panama City, Panama Albert W. Atallah San Diego, California Jean Duval Montreal, Canada Salomon Guggenheim Zurich, Switzerland	REGISTERED AND RECORD OFFICE FOR SERVICE IN YUKON Preston, Lackowicz & Shier Suite 300 - 204 Black St. Whitehorse, Yukon Y1A 2M9 Canada
SHARES LISTED Canadian Trading and Quotation System Inc. Common Stock Symbol: ITGC.U	WEBSITE www.thunderbirdgaming.com